

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 27, 2017

Stephen H. Clark
Chief Financial Officer
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, New Jersey 08037

> **Re:** **South Jersey Industries, Inc.**
> **South Jersey Gas Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File Nos. 1-6364 and 0-22211**

Dear Mr. Clark:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

South Jersey Industries, Inc.

Form 10-K for Fiscal year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1. We note your disclosure of utility margin on pages 34 and 38, margin - gas operations on page 39, gross margin - energy group and gross margin - energy services on pages 40-41, SJE retail gas revenues and SJE retail electric revenues excluding unrealized gains and losses on page 36 and SJRG revenue excluding unrealized gains and losses and realized gains and losses on inventory injection hedges on pages 37 and 39. In future filings

please disclose that these measures are non-GAAP financial measures. In addition with respect to gross margin - energy group, gross margin - energy services and revenues excluding unrealized gains and losses and realized gains and losses on inventory injection hedges with respect to SJRE, please disclose why management believes the non-GAAP measures provides useful information to investors. Please refer to Item 10(e)(i)(B) of Regulation S-K

South Jersey Gas Company

Form 10-K for Fiscal year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

2. We note your disclosure of utility margin. In future filings please disclose that utility margin is a non-GAAP financial measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products